Skadden, Arps, Slate, Meagher & Flom
Partners	世達國際律師事務所	AFFILIATE OFFICES
John Adebiyi ♦	42/F, EDINBURGH TOWER, THE LANDMARK	______
Christopher W. Betts	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
Will H. Cai ^	________	CHICAGO
Edward H.P. Lam ¨*		HOUSTON
Haiping Li *	TEL: (852) 3740-4700	LOS ANGELES
Rory McAlpine ♦	FAX: (852) 3740-4727	NEW YORK
Clive W. Rough ♦	www.skadden.com	PALO ALTO
Jonathan B. Stone *		WASHINGTON, D.C.
Alec P. Tracy *		WILMINGTON
^ (Also Admitted in California)		______
♦ (Also Admitted in England & Wales)		BEIJING
* (Also Admitted in New York)		BRUSSELS
FRANKFURT
Registered Foreign Lawyers		LONDON
Z. Julie Gao (California)		MOSCOW
Bradley A. Klein (Illinois)		MUNICH
Gregory G.H. Miao (New York)		PARIS
Alan G. Schiffman (New York)		SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
SYDNEY
	February 8, 2016	TOKYO
TORONTO

Christina Chalk, Senior Special Counsel

Jeff Kauten, Staff Attorney

Bryan Pitko, Attorney Advisor

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Qihoo 360 Technology Co. Ltd., Tianjin Qixin Zhicheng Technology Co., Ltd., Tianjin Qixin Tongda Technology Co., Ltd., True Thrive Limited, New Summit Limited, Hongyi Zhou, Global Village Associates Limited, Xiangdong Qi, and Young Vision Group Limited
Schedule 13E-3
Filed on January 11, 2016
File No. 005-86515

Dear Ms. Chalk, Mr. Kauten and Mr. Pitko:

On behalf of Qihoo 360 Technology Co. Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 4, 2016 with respect to the Schedule 13E-3, File No. 005-86515 (the “Schedule 13E-3”) filed on January 11, 2016 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Securities and Exchange Commission

February 8, 2016

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. The Amendment and the Revised Proxy Statement each incorporate the changes made in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) to the Schedule 13E-3 filed on January 11, 2016 (the “Preliminary Proxy Statement”), respectively, are being provided separately to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Amendment and the Revised Proxy Statement as applicable. To the extent any response relates to information concerning Tianjin Qixin Zhicheng Technology Co., Ltd., Tianjin Qixin Tongda Technology Co., Ltd., True Thrive Limited, New Summit Limited, Hongyi Zhou, Global Village Associates Limited, Xiangdong Qi, Young Vision Group Limited, Tianjin Xinxin Qiyuan Investment Limited Partnership and Tianjin Xinxinsheng Investment Limited Partnership, such response is included in this letter based on information provided to the Company and us by such other persons or their representatives.

Schedule 13E-3

General

1.	We note that the Equity Investors along with The Parent Parties and the Founder Securityholders are collectively referred to as the “Buyer Group” and that each of the Equity Investors has entered into an Equity Commitment Letter under which they are committed to make certain equity contributions to Holdco and to Parent for purposes of financing the transaction. As such, since the Equity Investors appear to be engaged directly or indirectly, in the going private transaction, please add the Equity Investors identified in Exhibit B to the Merger Agreement as filing persons on the cover page of Schedule 13E-3 or explain why such individuals are not required to be named as such. For guidance, refer to the Division of Corporation Finance’s Compliance & Disclosure Interpretations 201.05, available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

In response to the Staff’s comment, the Schedule 13E-3 and the Preliminary Proxy Statement have been revised to add Tianjin Xinxin Qiyuan Investment Limited Partnership (天津信心奇缘股权投资合伙企业 (有限合伙) ) and Tianjin Xinxinsheng Investment Limited Partnership (天津欣新盛股权投资合伙企业(有限合伙) ) (together, the “New Filing Persons”) as filing persons on the Schedule 13E-3. Please refer to, among other related revisions of the Schedule 13E-3 and the Revised Proxy Statement, the cover page of the Schedule 13E-3, page 2 of the Revised Proxy Statement and Annex E to the Revised Proxy Statement.

Securities and Exchange Commission

February 8, 2016

It is respectfully submitted to the Staff that, after careful consideration of Rule 13e-3 and the Division of Corporation Finance’s Compliance & Disclosure Interpretations 201.05 (“CD&I 201.05”), the Buyer Group does not believe the Equity Investors other than the two New Filing Persons (collectively, the “Remaining Investors”) are required to be filing persons on the Schedule 13E-3.

Rule 13e-3 requires that each issuer and affiliate engaged, directly or indirectly, in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Question and Answer 201.05 explains that two issues may be raised with respect to the determination of “filing person” status, namely (1) whether the entities or persons are “affiliates” of the issuer within the scope of Rule 13e-3(a)(1) and (2) whether those affiliates are deemed to be engaged, either directly or indirectly, in the going private transaction.

Rule 13e-3 defines an affiliate of an issuer as a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. It is noted that under the Staff’s guidance in Section II.D.3. of the Current Issues and Rulemaking Projects dated November 14, 2000 (the “Current Issues Report”), the Commission indicated that the affiliate status necessarily turns on all relevant facts and circumstances of a particular transaction.

Each of the Remaining Investors is investing in the Company through the Merger as a true independent investor and made its own investment decision based on its own evaluation of the Merger. As disclosed on pages 63 to 65 of the Revised Proxy Statement, prior to the Merger, only two of the Remaining Investors have a beneficial ownership in the Company with each of them beneficially owning less than 1% of the Company, and after the Merger, each of the Remaining Investors will beneficially own less than 5% of the Company. Further, none of the Remaining Investors has the right to appoint any director or senior management personnel of the Company either prior to or after the Merger. Therefore, it is respectfully submitted to the Staff that the Remaining Investors do not control and are not controlled by or under common control with the Company and are not affiliates of the Company before or after the Merger, hence they are not required to be named as filing persons on the Schedule 13E-3.

Securities and Exchange Commission

February 8, 2016

2.	We note the disclosure that Sequoia Capital China UR Holdings Limited, Neil Nanpeng Shen, and Trustbridge Partners III, L.P. are affiliated with the Buyer Group and that the shares of the Company held by such entities are expected to be voted with the Buyer Group in favor of the authorization and approval of the Merger Agreement. Please add these persons as filing persons on the cover page of Schedule 13E-3 or explain why such individuals are not required to be named as such.

It is respectfully submitted to the Staff that, after careful consideration of Rule 13e-3 and CD&I 201.05, the Buyer Group does not believe Sequoia Capital China UR Holdings Limited, Mr. Neil Nanpeng Shen or Trustbridge Partners III, L.P (collectively, the “Existing Minority Holders”) are required to be filing persons on the Schedule 13E-3.

Rule 13e-3 requires that each issuer and affiliate engaged, directly or indirectly, in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Question and Answer 201.05 explains that two issues may be raised with respect to the determination of “filing person” status, namely (1) whether the entities or persons are “affiliates” of the issuer within the scope of Rule 13e-3(a)(1) and (2) whether those affiliates are deemed to be engaged, either directly or indirectly, in the going private transaction.

Rule 13e-3 defines an affiliate of an issuer as a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. It is noted that under the Staff’s guidance in Section II.D.3. of the Current Issues Report, the Commission indicated that the affiliate status necessarily turns on all relevant facts and circumstances of a particular transaction.

Similar to the Remaining Investors, prior to the Merger, each Existing Minority Holder has a beneficial ownership in the Company of less than 1% of the Company, and after the Merger, each such Existing Minority Holder and its affiliates will collectively beneficially own less than 5% of the Company. Further, as disclosed in the Company’s most recent annual report on Form 20-F for the period ended December 31, 2014, Mr. Shen currently serves as an independent director of the Company (within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange) and does not exercise control over the Company, and the Existing Minority Holders do not have the right to appoint any director or senior management personnel of the Company either prior to or after the Merger. Therefore, it is respectfully submitted to the Staff that the Existing Minority Holders do not control and are not controlled by or under common control with the Company and are not affiliates of the Company before or after the Merger, hence they are not required to be named as filing persons on the Schedule 13E-3.

Securities and Exchange Commission

February 8, 2016

3.	Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including those added in response to the preceding comments. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

In response to the Staff’s comment, the Schedule 13E-3 and the Preliminary Proxy Statement have been revised to add Tianjin Xinxin Qiyuan Investment Limited Partnership (天津信心奇缘股权投资合伙企业 (有限合伙) ) and Tianjin Xinxinsheng Investment Limited Partnership (天津欣新盛股权投资合伙企业(有限合伙) ) as filing persons on the Schedule 13E-3. Please refer to, among other related revisions of the Schedule 13E-3 and the Revised Proxy Statement, the cover page of the Schedule 13E-3, page 2 of the Revised Proxy Statement and Annex E to the Revised Proxy Statement.

4.	The second to last sentence of the narrative in the section titled “Introduction” indicates that “[n]o Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.” The use of such a disclaimer is inconsistent with the attestation that must accompany each filing person’s signature on the Schedule 13E-3. Each filing person must certify that, to the best of their knowledge and belief, the information set forth in the schedule is true, complete and correct. See Exchange Act Rule 13e-100. Please revise to delete the reference.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to page 5 of the Amendment.

Securities and Exchange Commission

February 8, 2016

5.	Revise or delete the disclaimer in the last paragraph of this section that the filing of the Schedule 13E-3 shall not be construed as an admission that any filing person is an affiliate of the company or of any other filing person within the meaning of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their affiliate status with respect to the company or other filing persons.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to page 5 of the Amendment.

Preliminary Proxy Statement on Schedule 14A

6.	Please revise the last paragraph of page vi to use bold text for the statement indicating that “Neither the SEC nor any state securities regulatory agency has approved or disapproved the Merger…“

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page vi of the Revised Proxy Statement.

7.	Please clarify in the second paragraph of the cover letter that the Merger Agreement will effect a sale of the company to corporate insiders. The use of defined terms, such as “Merger Sub,” “Holdco,” “Parent,” and “Midco” obscures this critical factor.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page i of the Revised Proxy Statement.

Special Factors

Background of the Merger, page 29

8.	Please revise to briefly describe the discussions between the Chairman, Mr. Xiangdong Qi, CITIC Securities Co. Ltd and Mr. Shen that occurred between late-May 2015 and mid-June 2015.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 29 of the Revised Proxy Statement

9.	Please clarify the reason Dr. Chen was appointed chairman of the special committee.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 29 of the Revised Proxy Statement.

Securities and Exchange Commission

February 8, 2016

10.	Please disclose the basis for the special committee’s determination that J.P. Morgan’s prior relationship with CITIC Securities did not create a conflict of interest with respect to assisting the special committee in conducting its review of the proposed transaction.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 30 of the Revised Proxy Statement.

11.	Please revise to disclose the specific date and reasons the Buyer Group decided to retain Huatai United Securities Co., Ltd. as its financial advisor.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 31 of the Revised Proxy Statement.

12.	Please disclose what actions, if any, the special committee has taken to solicit alternative offers under the go-shop provision of the merger agreement. Please provide corresponding disclosure in the “Alternatives to the Merger” section on page 66.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to pages 40 and 67 of the Revised Proxy Statement.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 41

13.	Please disclose any transaction alternatives considered, aside from the possibility of continuing to operate the Company as an independent publicly traded company, and the reason(s) for their rejection. See Item 1013(b) of Regulation M-A. If no alternatives were considered, so state, and explain why.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to expand disclosure on any transaction alternatives considered, aside from the possibility of continuing to operate the Company as an independent publicly traded company. Please refer to the revised disclosure on page 42 of the Revised Proxy Statement.

14.	It appears that many of the factors cited in support of the transaction have existed for some time and should have been reasonably foreseeable prior to the company’s initial public offering in 2011. Please revise to provide expanded disclosure regarding the reasons behind each filing persons’ choice to engage in the transaction at this time as opposed to any other time in the Company’s public company history. Refer to Item 1013(c) of Regulation M-A.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to expand disclosure regarding the reasons behind the Company’s choice to engage in the transaction at this time. Please refer to the revised disclosure on page 42 of the Revised Proxy Statement.

Securities and Exchange Commission

February 8, 2016

15.	To the extent possible, please quantify the increased costs for regulatory compliance for public companies.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 41 of the Revised Proxy Statement.

Position of the Buyer Group as to the Fairness of the Merger, page 47

16.	With respect to each factor considered in assessing fairness, please state whether, and to what extent, a filing person believes that the factor supported or detracted from its conclusion that the transaction is fair to unaffiliated security holders.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to indicate that the bullet points set forth in this section supported the Buyer Group’s belief that the Merger is substantively and procedurally fair to the Unaffiliated Holders. Please refer to page 47 of the Revised Proxy Statement. In addition, upon further consideration and review, the eleventh bullet point on page 48 of the Preliminary Proxy Statement has been removed.

17.	Please tell us why you believe the reduction in regulatory compliance costs and disclosure requirements impact the substantive and procedural fairness of the transaction to the unaffiliated shareholders when these benefits will only accrue to the Buyer Group.

In response to the Staff’s comment and upon further consideration and review, the third bullet point on page 47 of the Preliminary Proxy Statement has been removed.

18.	Please revise to clarify how the Buyer Group determined that the transaction is fair to the unaffiliated shareholders on the basis that the approval of only 5.1% of the unaffiliated shareholders is required to approve the transaction. In this respect, please discuss the absence of any procedural safeguards such as the “majority of the minority” vote condition discussed during negotiations between the Buyers and the Company.

Upon further consideration and review, the Buyer Group has concluded that the eleventh bullet point on page 48 of the Preliminary Proxy Statement was not a factor supporting its belief that the Merger is substantively and procedurally fair to the Unaffiliated Holders. In response to the Staff’s comment, this bullet point has been removed.

Securities and Exchange Commission

February 8, 2016

In addition, it is respectfully noted that the last paragraph on page 50 of the Preliminary Proxy Statement discusses the Buyer Group’s basis for believing that the Merger is substantively and procedurally fair to the Unaffiliated Holders in spite of the absence of the majority-of-the-minority voting requirement.

19.	Please revise to clarify whether the Buyer Group has adopted the analysis of the financial advisor as its own.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to the updated disclosure on page 51 of the Revised Proxy Statement.

20.	Please disclose whether the Buyer Group believes the liquidation value of the company would be greater than or less than the going concern value.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to the updated disclosure on page 51 of the Revised Proxy Statement.

21.	Please revise the discussion to include an analysis of the extent to which the filing persons’ considered the fact that ADS holders will not have the right to exercise dissenter’s rights and receive payment of the fair value of the shares underlying their ADS and what impact the lack of dissenter’s rights had on filing persons’ fairness determination.

It is respectfully submitted to the Staff that, as explained on page 27 and page 88 Revised Proxy Statement, ADS holders wishing to exercise Dissenter Rights may still do so by surrendering their ADSs, in accordance with the instructions contained on such pages, becoming registered holders of Shares prior to the vote to authorize and approve the Merger and, thereafter, complying with the relevant provisions to surrender their ADSs to the ADS Depositary for delivery of procedures and requirements for exercising Dissenter Rights with respect to the Shares under Section 238 of the Cayman Islands Companies Law. As a result, the Buyer Group believes that ADS holders, once they become registered holders of Shares, effectively have the right to exercise Dissenter Rights and, accordingly, did not consider the lack of Dissenter Rights in its fairness determination.

Securities and Exchange Commission

February 8, 2016

22.	Please revise the discussion to include an analysis of the extent to which the filing persons’ beliefs are based on the factors described in paragraphs (c), (d) and (e) of Item 1014 of Regulation M-A. To the extent that any factor was not considered, or was considered but given little weight, please explain why.

It is respectfully submitted to the Staff that, with respect to paragraph (c) of Item 1014 of Regulation M-A, page 50 of the Revised Proxy Statement includes an analysis of the fact that approval of a majority-of-the-minority is not required for the transaction and its role in the Buyer Group’s consideration regarding the fairness of the Merger. In addition, the Preliminary Proxy Statement has been revised to address whether the Buyer Group considered paragraphs (d) and (e) of Item 1014 of Regulation M-A. Please refer to page 50 of the Revised Proxy Statement.

Certain Financial Projections, page 51

23.	We note the statement that the financial projections are summarized. Please revise to disclose the full projections, including all preliminary and final projections.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to the updated disclosure on page 52 of the Revised Proxy Statement.

24.	Please revise to identify the “numerous assumptions and estimates as to future events made by the Company’s management” in preparing the disclosed financial projections. Your revised disclosure should summarize the material assumptions underlying any limitations upon the projected figures disclosed.

In response to the Staff’s comment, additional disclosure has been added on page 53 of the Revised Proxy Statement to include the material assumptions made by the Company management in preparing the disclosed financial projections.

Opinion of the Special Committee’s Financial Advisor, page 53

25.	Please identify the certain U.S. listed Chinese take-private transactions and explain why the features of these transactions were reviewed solely for informational purposes.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 57 of the Revised Proxy Statement.

Securities and Exchange Commission

February 8, 2016

26.	Please revise to further describe the terms of the discretionary fee payable to your financial advisor including, for example, the maximum amount of such fee.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 58 of the Revised Proxy Statement.

Primary Benefits and Detriments of the Merger, page 61

27.	See our comment above. Please quantify the cost savings associated with bypassing public reporting and securities law compliance. In addition, revise to indicate that affiliated and any other continuing security holders will become the direct or indirect beneficiaries of such savings on a recurring basis. See Item 1013(d) of Regulation M-A and Instruction 2 thereto.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 62 of the Revised Proxy Statement.

Financing of the Merger, page 67

28.	Please disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through. See Item 1007(b) of Regulation M-A.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to note that no alternative financing plans have been made. Please refer to page 67 of the Revised Proxy Statement.

Equity Financing, page 67

29.	We note your disclosure that each of the Equity Investors has committed to make a contribution to Holdco “in an aggregate amount of the RMB equivalent of $3,116.0 billion” and a contribution to Parent “in an aggregate amount of the RMB equivalent of $3,200.0 billion.” As written, this disclosure suggests that the Equity Investors will make contribution of the RMB equivalent of trillions of dollars. Please revise accordingly.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 68 of the Revised Proxy Statement.

Securities and Exchange Commission

February 8, 2016

Where You Can Find More Information, page 125

30.	Please remove the statement that each statement in the proxy relating to a contract or document filed as an exhibit is qualified in its entirety by the exhibit filed. If any disclosure in the prospectus is not an accurate summary of such contract or document please revise accordingly.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to remove the statement that each statement in the proxy relating to a contract or document filed as an exhibit is qualified in its entirety by the exhibit filed. Please refer to page 125 of the Revised Proxy Statement.

Annex C: Opinion of J.P. Morgan Securities (Asia Pacific) Limited as Financial Advisor

31.	We note the disclaimer by Financial Advisor relating to information furnished by the company to the Financial Advisor. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

It is respectfully submitted to the Staff that, pursuant to J.P. Morgan’s engagement letter with respect to its engagement as financial advisor by the Special Committee, the Company expressly agreed to provide all information reasonably requested by J.P. Morgan and that J.P. Morgan would be entitled to rely upon and assume, without any obligation of independent verification, the accuracy and completeness of all information that is publicly available and of all information that has been furnished to it by, or on behalf of, the Special Committee, the Company or any of its subsidiaries or any member of the Buyer Group or otherwise reviewed by J.P. Morgan. J.P. Morgan’s engagement letter further provided that J.P. Morgan would not assume any responsibility or have any liability for any such information. Accordingly, the opinion rendered by J.P. Morgan includes the same qualifying language and accurately discloses the state of facts in relation to information furnished by the Company to J.P. Morgan. It is further submitted to the Staff that this disclosure is set forth on page 55 of the Revised Proxy Statement so that investors are aware of this limitation with respect to the work undertaken by J.P. Morgan.

*        *        *

Securities and Exchange Commission

February 8, 2016

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Tianjin Qixin Zhicheng Technology Co., Ltd., Tianjin Qixin Tongda Technology Co., Ltd., True Thrive Limited, New Summit Limited, Hongyi Zhou, Global Village Associates Limited, Xiangdong Qi, Young Vision Group Limited, Tianjin Xinxin Qiyuan Investment Limited Partnership and Tianjin Xinxinsheng Investment Limited Partnership.

If you have any questions regarding the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact the undersigned by phone at +852-3740-4863 or by e-mail at julie.gao@skadden.com.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Dr. Eric X. Chen
Mr. Alex Zuoli Xu
Qihoo 360 Technology Co. Ltd.

Mr. Hongyi Zhou
Tianjin Qixin Zhicheng Technology Co., Ltd.
Tianjin Qixin Tongda Technology Co., Ltd.
True Thrive Limited
New Summit Limited

Mr. Huan Hu
Global Village Associates Limited

Mr. Xiangdong Qi
Young Vision Group Limited

Securities and Exchange Commission

February 8, 2016

Peter X. Huang, Esq.
Daniel Dusek, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

David Zhang, Esq.
Jesse Sheley, Esq.
Kirkland & Ellis

Eugene Lee, Esq.
Latham & Watkins

Exhibit A

Acknowledgement

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 4, 2016 with respect to the Schedule 13E-3, File No. 005-86515 (the “Schedule 13E-3”), filed on January 11, 2016 by Qihoo 360 Technology Co. Ltd. and the other filing persons named therein, each of the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Qihoo 360 Technology Co. Ltd.

By	/s/ Eric X. Chen
Name:	Eric X. Chen
Title:	Director, Chairman of the Special Committee

Tianjin Qixin Zhicheng Technology Co., Ltd. (天津奇信志成科技有限公司)

By	/s/ Hongyi Zhou
Name:	Hongyi Zhou
Title:	Legal Representative

Tianjin Qixin Tongda Technology Co., Ltd. (天津奇信通达科技有限公司)

By	/s/ Hongyi Zhou
Name:	Hongyi Zhou
Title:	Legal Representative

True Thrive Limited (诚盛有限公司)

By	/s/ Hongyi Zhou
Name:	Hongyi Zhou
Title:	Director

New Summit Limited (新峰有限公司)

By	/s/ Hongyi Zhou
Name:	Hongyi Zhou
Title:	Director

Hongyi Zhou

/s/ Hongyi Zhou

Global Village Associates Limited

By	/s/ Huan Hu
Name:	Huan Hu
Title:	Director

Xiangdong Qi

/s/ Xiangdong Qi

Young Vision Group Limited

By	/s/ Xiangdong Qi
Name:	Xiangdong Qi
Title:	Director

Tianjin Xinxin Qiyuan Investment Limited Partnership (天津信心奇缘股权投资合伙企业 (有限合伙))

By:	/s/ Quansheng Huo
Name: Quansheng Huo
Title: Authorized Signatory

Tianjin Xinxinsheng Investment Limited Partnership (天津欣新盛股权投资合伙企业(有限合伙)

By:	/s/ Xiangdong Qi
Name: Xiangdong Qi
Title: Authorized Signatory